                                 UNITED STATES                            [SEAL]
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  1)*

                             Marten Transport, Ltd.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  573075  10  8
                   ------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. ( A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------                              -------------------------
 CUSIP No. 573075  10  8              13G                Page  2  of 12 Pages
          --------------                                     -----  -----
- -------------------------                              -------------------------

1    NAME OF REPORTING PERSON
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Estate of Roger R. Marten

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
               5    SOLE VOTING POWER

 NUMBER OF             None
               -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,735,100
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH        -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                       1,735,100
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,735,100
- --------------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          59.2%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                              -------------------------
 CUSIP No. 573075  10  8              13G                Page  3  of 12 Pages
          --------------                                     -----  -----
- -------------------------                              -------------------------

1    NAME OF REPORTING PERSON
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Randolph L. Marten

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
               5    SOLE VOTING POWER

 NUMBER OF             None
               -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,735,100
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH        -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                       1,735,100
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,735,100
- --------------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          59.2%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                              -------------------------
 CUSIP No. 573075  10  8              13G                Page  4  of 12 Pages
          --------------                                     -----  -----
- -------------------------                              -------------------------

1    NAME OF REPORTING PERSON
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Darrell D. Rubel

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
               5    SOLE VOTING POWER

 NUMBER OF             None
               -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,735,100
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH        -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                       1,735,100
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,735,100
- --------------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          59.2%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                              -------------------------
 CUSIP No. 573075  10  8              13G                Page  5  of 12 Pages
          --------------                                     -----  -----
- -------------------------                              -------------------------

1    NAME OF REPORTING PERSON
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Marten Voting Trust

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Wisconsin
- --------------------------------------------------------------------------------
               5    SOLE VOTING POWER

 NUMBER OF             None
               -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,735,100
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH        -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                       1,735,100
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,735,100
- --------------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          59.2%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          OO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                              -------------------------
 CUSIP No. 573075  10  8              13G                Page  6  of 12 Pages
          --------------                                     -----  -----
- -------------------------                              -------------------------

1    NAME OF REPORTING PERSON
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        G. Scott Nicastro

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- --------------------------------------------------------------------------------
               5    SOLE VOTING POWER

 NUMBER OF             None
               -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             1,735,100
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH        -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                       1,735,100
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,735,100
- --------------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          59.2%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Schedule 13G is being filed on behalf of the Estate of Roger R. Marten, Randolph L. Marten, Darrell D. Rubel, G. Scott Nicastro and the Marten Voting Trust pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934 because the same securities are beneficially owned by each of them. The agreement of the parties that this statement shall be filed on behalf of each of them is attached to this statement as Exhibit A.

ITEM 1(a)      NAME OF ISSUER:

               Marten Transport, Ltd.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL
               EXECUTIVE OFFICES:

               129 Marten Street
               Mondovi, Wisconsin  54755

ITEM 2(a)      NAME OF PERSONS FILING:

               Estate of Roger R. Marten
               Randolph L. Marten
               Darrell D. Rubel
               G. Scott Nicastro
               Marten Voting Trust

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS
               OFFICE OR, IF NONE, RESIDENT:

               For all persons filing, except G. Scott Nicastro

               129 Marten Street
               Mondovi, Wisconsin  54755

               For G. Scott Nicastro:

               715 South Barstow Street
               Post Office Box 1030
               Eau Claire, WI  54702-1030

ITEM 2(c)      CITIZENSHIP:

               For all persons filing, except the
               Marten Voting Trust:

               United States.

               The Marten Voting Trust is organized under
               Wisconsin law.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share


                               Page 7 of 12 Pages

ITEM 2(e)      CUSIP NUMBER:

               573075  10  8

ITEM 3         IF THIS STATEMENT IS FILED PURSUANT TO
               RULES 13d-1(b), OR 13d-2(b), CHECK
               WHETHER THE PERSON FILING IS A:

               Not Applicable.

ITEM 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

               Each of the persons filing this statement is the direct or indirect beneficial owner of 1,735,100 shares.

     (b)  Percent of Class:  59.2%

     (c)  Number of shares as to which such person has

          (i)   sole power to vote or to direct the vote:

                  Estate of Roger R. Marten  - None
                  Randolph L. Marten         - None
                  Darrell D. Rubel           - None
                  G. Scott Nicastro          - None
                  Marten Voting Trust        - None

          (ii)  shared power to vote or to direct the vote:

                  Estate of Roger R. Marten  - 1,735,100 (1)
                  Randolph L. Marten         - 1,735,100 (1)
                  Darrell D. Rubel           - 1,735,100 (1)
                  G. Scott Nicastro          - 1,735,100 (1)
                  Marten Voting Trust        - 1,735,100 (1)

          (iii) sole power to dispose or to direct the disposition of:

                  Estate of Roger R. Marten  - None
                  Randolph L. Marten         - None
                  Darrell D. Rubel           - None
                  G. Scott Nicastro          - None
                  Marten Voting Trust        - None


                               Page 8 of 12 Pages

          (iv)  shared power to dispose or to direct the disposition of:

                  Estate of Roger R. Marten  - 1,735,100 (1)(2)
                  Randolph L. Marten         - 1,735,100 (1)(2)
                  Darrell D. Rubel           - 1,735,100 (1)(2)
                  G. Scott Nicastro          - 1,735,100 (1)
                  Marten Voting Trust        - 1,735,100 (1)

               (1) Includes 880,100 shares placed into the Marten Voting Trust by Roger R. Marten and 855,000 shares placed into the Marten Voting Trust by Randolph L. Marten. The Marten Voting Trust was created by a Voting Trust Agreement dated February 14, 1983, as amended, pursuant to which Randolph
                      L. Marten, Darrell D. Rubel and G. Scott Nicastro were appointed trustees to vote all of the shares subject to the trust, except that without the consent of each beneficial owner of the shares to be voted the trustees may not vote on any increase in the authorized capital stock of the Issuer, the sale, lease or exchange of all or substantially all of the assets of the Issuer, the consolidation or merger of the Issuer with or into any other corporation or the dissolution of the Issuer. Any action to be taken by the trustees pursuant to the Marten Voting Trust requires the affirmative vote of a majority of the trustees. The Voting Trust Agreement will expire on December 31, 2012, unless earlier terminated by the trustees or the beneficial holders of all of the Common Stock held pursuant to the trust. Effective May 4, 1993, Randolph L. Marten, as subscriber, and Randolph L. Marten, Darrell D. Rubel and G. Scott Nicastro, as trustees, entered an Agreement Regarding Voting Trust Agreement, which becomes effective if the Voting Trust Agreement terminates for any reason. This Agreement covers all shares owned by Randolph L. Marten on May 4, 1993 and any shares he acquires after that date, contains the same provisions regarding the voting of shares as the Voting Trust Agreement and also expires on December 31, 2012.

               (2) Roger R. Marten and Randolph L. Marten (together, the "Shareholders") and Darrell D. Rubel have entered into a Stock Restriction Agreement pursuant to which each of the Shareholders has agreed not to voluntarily or involuntarily dispose of any of his shares of Common Stock or interests under the Voting Trust Agreement without the written consent of the other Shareholder. If either of the Shareholders (or in the case of Roger R. Marten, his estate) wishes to dispose of any of his shares, he must give first the other Shareholder and then the Issuer a right of first refusal to purchase the shares at the lower of the price offered by the proposed transferee or a purchase price determined pursuant to the Stock Restriction Agreement. Upon a bankruptcy of the Shareholders, or any levy against any of the shares of Common Stock, the right of first refusal must also be given first to the other Shareholder and then to the Issuer. The trustees of the Marten Voting Trust have agreed to cooperate with the shareholders and the Issuer in effectuating the purposes of the Stock Restriction Agreement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.

                               Page 9 of 12 Pages

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
          OF ANOTHER PERSON:

          The Estate of Roger R. Marten and Randolph L. Marten have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 880,100 shares and 855,000 shares, respectively. Roger R. Marten and Randolph L. Marten have each transferred such shares to the Marten Voting Trust, of which Randolph
          L. Marten, Darrell D. Rubel and G. Scott Nicastro are voting trustees with the power to vote such shares (see Item 4(c)).

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY
          BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION
          OF MEMBERS OF THE GROUP:

          Not Applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

ITEM 10   CERTIFICATION:

          Not Applicable.



                               Page 10 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 1995.


ESTATE OF ROGER MARTEN

By: /s/ Darrell D. Rubel
- ------------------------------


/s/ Randolph L. Marten
- ------------------------------
Randolph L. Marten


/s/ Darrell D. Rubel
- ------------------------------
Darrell D. Rubel


/s/ G. Scott Nicastro
- ------------------------------
G. Scott Nicastro

MARTEN VOTING TRUST

By: /s/ Randolph L. Marten
    --------------------------------
    Randolph L. Marten, Trustee

                                                                    Exhibit A to
                                                                    Schedule 13G



                           AGREEMENT REGARDING FILING
                                 OF SCHEDULE 13G



     The undersigned parties hereby agree that a joint statement on Schedule 13G shall be filed on behalf of each of them with respect to 1,735,100 shares of the Common Stock, par value $.01 per share, of Marten Transport, Ltd. in which each of them has an interest. The Estate of Roger R. Marten, Randolph L. Marten, Darrell D. Rubel and G. Scott Nicastro as all of the trustees under the Marten Voting Trust, hereby authorize and direct Randolph L. Marten to execute and deliver on behalf of the Marten Voting Trust this Agreement, the Schedule 13G referred to herein and any and all amendments thereto.

Dated:  April 26, 1995.


ESTATE OF ROGER MARTEN

By: /s/ Darrell D. Rubel
- ------------------------------


/s/ Randolph L. Marten
- ------------------------------
Randolph L. Marten


/s/ Darrell D. Rubel
- -------------------------
Darrell D. Rubel


/s/ G. Scott Nicastro
- -------------------------
G. Scott Nicastro

MARTEN VOTING TRUST

By: /s/ Randolph L. Marten
    --------------------------------
    Randolph L. Marten, Trustee


                               Page 12 of 12 Pages